[Telekom Austria AG Letterhead]

March 6, 2007

Ms. Cecilia D. Blye
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye,

     We have received your letter dated February 7, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Telekom Austria AG (the “Company”), File No.001-15156. With this letter we are submitting our responses to the comments included in the aforementioned letter.

     We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the Commission’s rules. This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment.

     To facilitate the Staff’s review, we have reproduced the applicable captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

General

1. It appears from publicly available information that your wholly-owned subsidiaries, mobilkom austria ag and mobilkom (liechtenstein) ag, have roaming partnerships with telecommunications companies in Cuba, Iran, Sudan, and Syria. The named countries are identified by the State

Cecilia D. Blye	2	March 6, 2007

Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information regarding contacts with those countries. Please describe to us any past, current, and anticipated contacts with those countries, whether through subsidiaries or by direct or indirect arrangements. Describe the nature and extent of any contact, including any agreements or arrangements you may have, directly or indirectly, with the governments of those countries or entities controlled by their governments.

Response:

     Contact between the Company and Cuba, Iran, Sudan and Syria (the “Specified Countries”) is limited to wholesale roaming and interconnect arrangements between Telekom Austria AG, mobilkom austria ag and mobilkom (liechtenstein) ag, Mobiltel EAD, Vipnet d.o.o., Si.mobil d.d. and mobile and fixed line operators in those countries, some of which are either partially or wholly owned and operated by the respective governments of the Specified Countries. These arrangements are a standard practice of a global telecommunications service and provide our customers with the ability to make and receive calls in or to 162 countries as of December 2006, including the Specified Countries. We wish to emphasize that the Company does not, directly or indirectly, have any subsidiaries, other equity investments, assets, facilities or employees located in the Specified Countries and the Company has made no capital investment in the Specified Countries. The Company does not export products or technology to, or itself provide services within, any of the Specified Countries.

2. Please discuss the materiality of any business activities or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with counties identified as state sponsors of terrorism. The Missouri Investment Trust has established an

Cecilia D. Blye	3	March 6, 2007

equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

Response:

     Turnover, costs, assets and liabilities relating to the transactions in the response to Question 1 above are immaterial to the Company. Transactions with mobile and fixed line operators in the Specified Countries had the following impact on our consolidated financial statements as at and for the years ended December 31, 2004, 2005 and 20061:

CONFIDENTIAL TREATMENT REQUESTED BY TELEKOM AUSTRIA AG

 1 No interim information has been provided as the financial statements for the year ended December 31, 2006 are our most recent financial statements.

Cecilia D. Blye	4	March 6, 2007

     Total revenues as listed in the table above for the fiscal years ended December 31, 2004, 2005 and 2006 represent approximately 0.01%, 0.02% and 0.01%, respectively, of total revenues for the group on a consolidated basis. Total expenses as listed in the table above for the fiscal years ended December 31, 2004, 2005 and 2006 represent approximately 0.07%, 0.09% and 0.07%, respectively, of total expenses for the group on a consolidated basis.

     Certain of the entities within the Specified Countries with which the Company has wholesale roaming and interconnect arrangements are either partially or wholly owned and operated by the respective governments of the Specified Countries, among them are T.C.I. Telecommunication Company of Iran, the S.T.E. Syrian Telecommunication Establishment and Unidad de Nogocios Movil de ETECSA Cubacel. Therefore any payments made to such entities may result in such payments being indirectly made to the relevant government authority.

     Our analysis of the materiality of our activities connected with the Specified Countries also included consideration of the qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of the corporate activities upon our reputation and share value. We do not believe that the incidental nature of roaming and interconnect arrangements with mobile and fixed line operators in the Specified Countries by some of the Company’s subsidiaries and associated undertakings rises to the level of activity or investment in the Specified Countries such that our investors would consider this to be material to the Company’s reputation and/or share value. This is because we do not believe the nature of the roaming and interconnect arrangements implicates any global security risk, and neither the Company, nor any of its subsidiaries or, to the best of our knowledge, associated undertakings, has any facilities, employees or physical presence in any Specified Country. Given the foregoing analysis, we do not believe that the roaming and interconnect arrangements create a material risk, on either a quantitative basis or a qualitative basis, for the Company’s security holders.

Cecilia D. Blye	5	March 6, 2007

The Company acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at 011-43-590591-20000 (fax 011-43-590591-20090) or our counsel, Patrick S. Kenadjian or George Hacket, at 011-49-69-975703 (fax 011-49-69-747744) with any questions you have.

Very truly yours,

/s/ Stefano Colombo
Stefano Colombo
Chief Financial Officer

cc:	Patrick Kenadjian
(Davis Polk & Wardwell)

George Hacket
(Davis Polk & Wardwell)